[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

May 4, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.
Mail Stop 4561

Re:	Territorial Bancorp Inc. (Registration No. 333-155388)

Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Territorial Bancorp Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated December 12, 2008, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the original filing.

Summary, page 1

1. Please revise to provide a recent developments section to disclose financial results for the first quarter of 2009, to the extent you have this information, together with a discussion of your results. For any significant events, including impairments that have occurred, please disclose the facts and circumstances and amounts involved to the extent known. We note your response to comment 15 in your March 12, 2009 letter in which you indicate that you will take an OTTI impairment related to your trust preferred securities.

A Recent Developments section has been added at page 31 of the Prospectus. As discussed with the staff, the Company did not consider its investment in one of its trust preferred securities pool, on which it had not taken an impairment charge at December 31, 2008, to be other-than-temporarily impaired as of March 31, 2009.

Securities and Exchange Commission

May 4, 2009

The following table sets forth information with respect to the Company’s two trust preferred securities as of March 31, 2009. Each security is a pooled security, Class D. As requested by the staff, the Company has considered including this information (including information with respect to securities class and type (pooled)) in the Prospectus, and, with the exception of the columns entitled “Class” (which is included in the narrative) and “Excess Subordination,” has included this information in the Risk Factor beginning on page 18. Book value is amortized cost less a valuation allowance for other-than-temporary impairment where applicable.

Deal Name	Class	Book Value	Fair Value	Unrealized Gain (Loss)	Credit Rating	Number of Financial Institutions in Pool	Deferrals and Defaults as a % of Collateral	Excess Subordination (1)
	(Dollars in Thousands)
PreTSL XXIII	D	$3,542	$699	$(2,843)	BBB Watch	117	8.11%	$33
PreTSL XXIV	D	$562	$562	$—	BBB Watch	83	9.55%	$—

(1)	Estimated present value of future cash flows in excess of amortized cost basis.

The amortized cost of these securities as of March 31, 2009 was $3.5 million for PreTSL XXIII and $3.1 million for PreTSL XXIV, respectively.

Based on then-current accounting guidance, the Company previously anticipated that it would take an other-than-temporary impairment with respect to PreTSL XXIII as of March 31, 2009. Previously, the Company applied the guidance of EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets,” which required the Company to compare the present value of the original cash flows of an investment security to the present value of the current cash flows, which are adjusted for any deferrals or defaults. In addition, Statement of Auditing Standards 92, “Auditing Derivative Instruments, Hedging Activities, and Investments in Securities,” suggests that a company should consider items such as credit downgrades, reduction or elimination of interest payments and losses from the sale of a security subsequent to the end of the reporting period. Further, Staff Accounting Bulletin 5M lists additional criteria in making an impairment determination, including the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and the ability of the holder to retain the investment for a sufficient time to allow for any anticipated recovery of market value.

In February 2009, the Company learned that there would be an increase in the number of issuers in PreTSL XXIII who would be deferring their interest payments for the quarter ended March 31, 2009. In addition, the Company learned that the March 31, 2009 interest payment would be delayed. The Company conducted a cash flow test utilizing guidance of EITF 99-20. The current cash flows assumed payment deferral rates of 5.3%, 2.4%, 0.7%, 0.7% and 0.7% for 2009 through 2013, with deferral rates of 0.35% for the remaining term of the security (a total of

Securities and Exchange Commission

May 4, 2009

27 years), and further assumed that the security would not be called in year ten. The deferral assumptions were obtained from an independent third party, Red Pine Advisors, who completed a detailed analysis of all entities in the securities pool. The assumptions used to prepare original cash flows estimates upon the purchase of the security included lower deferral rates (1.20% of bank collateral would defer every three years) and further assumed the securities would be called in the 10th year. The results of this cash flows analysis (which reflect the deferrals of interest payments) indicated that the present value of the current estimated cash flows was less than the originally estimated cash flows. Accordingly, the Company believes that PreTSL XXIII would have been other-than-temporarily impaired as of March 31, 2009 under prior accounting literature.

On April 9, 2009, the Financial Accounting Standards Board issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which the Company adopted effective March 31, 2009. This Staff Position modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of the other-than-temporary impairment losses. The new guidance changes the requirements for recognizing other-than-temporary impairments of debt securities by modifying the current “intent and ability” indicator and by incorporating other factors currently included in SAB Topic 5M and other authoritative literature into the model for determining whether a debt security is other-than-temporarily impaired. It also changes the trigger used to assess the collectibility of cash flows from “probable that the investor will be unable to collect all amounts due” to “the entity does not expect to recover the entire amortized cost basis of the security.” If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, an other-than-temporary impairment shall have occurred. The “cash flows expected to be collected” should represent the cash flows that a company is likely to collect based on an assessment of all available information. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to “credit loss.” If there is a “credit loss” the impairment is considered other-than-temporary. Using the same deferral rate assumptions described above, the Company believes that the present value of current cash flows exceeds the amortized cost of the security. Based on the aforementioned cash flow results, the Company’s intent not to sell and the fact that the Company, more likely than not, will not be required to sell the security, it was determined that this security was not other-than-temporarily impaired as of March 31, 2009 under the new accounting guidance.

Please note that this security is the largest trust preferred pool issued by Keefe Bruyette & Woods, Inc. The size of the pool provides a large amount of credit enhancement in the form of excess interest and excess collateralization provided to the Company’s tranche by the lower-rated income note class. PreTSL XXIV does not possess the same credit enhancement, which is one reason why that security was previously considered other-than-temporarily impaired, while PreTSL XXIII was not similarly impaired.

Securities and Exchange Commission

May 4, 2009

2. Please update the last risk factor on page 18 to reflect the above information.

Page 18 has been revised, as requested.

3. On February 27, 2009, FinPro determined that the appraised value of Territorial’s equity declined 20% from the appraisal dated November 7, 2008, a period of only 4 months. Given this significant change, please describe the earlier appraisal, with quantification. Furthermore, revise your discussion to discuss the impact, if any, on the offering of any subsequent changes to the appraisal.

Page 6 has been revised, as requested, to provide information with respect to the change in the appraisal from November 7, 2008. However, please note that this Prospectus is not being used on a preliminary basis. Accordingly, existing language in the Prospectus discusses the impact of subsequent changes to the appraisal (see the last paragraph of the subject subsection, on page 6, as well as the subsection in the Summary section entitled “Possible Change in the Offering Range” on page 11). Were the appraisal to change prior to effectiveness, appraisal information would be revised accordingly, but disclosure with respect to further changes after effectiveness would not be affected.

How We Determined the Offering Price, page 4

4. Please revise the last sentence of the first paragraph on page 6 to quantify the impact of the lowered ratio on the new appraisal and disclose, with quantification, any other significant reasons for the decline.

The Company has added disclosure to page 6 to quantify the changes in applicable ratios of the peer group from November 7, 2008 (the date of the initial appraisal), as well as the subjective disinterest in stock offerings of converting thrift institutions reflected by a “Strong Downward” adjustment to the valuation on page 52 of the appraisal. Supplementally, please be advised that there are no other material reasons for the decline.

After Market Stock Price Performance…, page 6

5. Please complete the first two lines of the table on page 7 to include one day and one week information.

The stock price for the entity listed in the first line of the table on page 7 did not change from the initial public offering price as of the close of either the first day of trading or the first week of trading. The stock price for the entity listed in the second line of the table on page 7 did not change from the initial public offering price as of the close of the first day of trading. The table on page 7 includes dashes in these places to indicate that there were no changes as of those dates. Accordingly, the Company respectfully requests that it not be required to make the requested revisions.

Securities and Exchange Commission

May 4, 2009

Recent Economic Downturn…, page 14

6. Please quantify the change in condominium prices referenced in the first and second paragraphs at this heading.

Pages 14 and 15 have been revised, as requested.

The Implementation of stock-based benefit plans will dilute your ownership interest, page 25

7. Revise this risk factor, or add a separate risk factor, to discuss the fact that shareholders will have little ability to control management’s implementation of the equity and non-equity incentive programs.

Page 26 has been revised to indicate that the timing of the adoption of the stock-based benefit plan will be at the discretion of the Company’s Board of Directors. The Company has added the requested language to the Risk Factor entitled “We have not determined whether we will adopt stock-based benefit plans more than one year following the stock offering. Stock-based benefit plans adopted more than one year following the stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within one year, which would increase our costs.” This risk factor specifically discusses the difference between equity incentive plans adopted within one year of the stock offering and those adopted after one year, and the Company believes that this risk factor is the more appropriate place for the requested disclosure.

Please note that the implementation of any such equity plan is subject to stockholder approval. Accordingly, the Company respectfully requests that it not be required to disclose that stockholders have little control over the actual implementation of such a plan. In fact, the Company has disclosed on page 7 of the Prospectus that stockholder approval of one or more such plans is required (“Stockholder approval of these plans will be required.”)

The Company respectfully requests that it not be required to disclose the lack of stockholder control over the implementation of non-equity incentive plans as such disclosure is generic (even for public companies that permit stockholders to vote upon non-binding “say-on-pay” proposals). Further, the Company believes that such disclosure would imply that the Company’s corporate governance procedures are more favorable to management and employees than those of other public companies with respect to non-equity compensation, which the Company believes would be misleading to a potential investor.

Securities and Exchange Commission

May 4, 2009

Compensation Discussion and Analysis, page 107

8. Revise this section to clarify, if true, that by “Cash Bonuses”, on page 109, you are referring to the compensation disclosed as non-equity incentive plan compensation in the Summary Compensation Table.

Disclosure beginning on page 113, and continuing through page 116 has been revised to distinguish the disclosure of non-equity incentive cash bonuses and discretionary cash bonuses.

Cash Bonuses, page 109

9. Please quantify the return on assets and return on equity targets used to determine the cash bonuses paid under the Executive Incentive Compensation Plan. Please do this for both the annual and long term financial components. Also, disclose how performance in 2008 resulted in the compensation disclosed in the Summary Compensation Table. We note that the amount of these component awards can vary over a significant range, for example, up to 35%.

Disclosure beginning on page 114 has been revised, as requested.

10. With regard to the non-financial goals and long-term performance metrics used to determine part of the named executive’s non-equity incentive compensation, you have described the types of goals without actually discussing the required goals and the performance to those goals. If you believe that disclosure of goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer to Question 118.04 of Item 402(b) of Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov. Similarly, please provide the discussion about the level of difficulty required to reach the undisclosed targets.

Page 115 has been revised to include additional information with respect to the non-financial goals and long-term performance measures, as requested.

*    *    *    *    *

Securities and Exchange Commission

May 4, 2009

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spacassi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures

cc:	David Lyon, Esq.

Michael Volley, CPA

Kevin Vaughn, CPA

Allan S. Kitagawa, Chairman of the Board,

    President and Chief Executive Officer

Lawrence Spacassi, Esq.